Jaime L. Chase T: +1 202 728 7096 jchase@cooley.com	VIA EDGAR

August 13, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:	Tracie Mariner
Jeanne Baker
Margaret Schwartz
Joseph McCann

Re:	Liminal BioSciences Inc.
Draft Registration Statement on Form F-1
Submitted March 27, 2020
CIK No. 0001351172

Ladies and Gentleman:

On behalf of our client, Liminal BioSciences Inc. (the “Company”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 7, 2020 (the “Comment Letter”) with respect to the above referenced Draft Registration Statement on Form F-1 (the “DRS Form F-1”). Concurrently with the submission of this response letter, the Company is publicly filing the Company’s Registration Statement on Form F-1 (the “Registration Statement”) with the Commission.

In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement. Among other items, because the Company is eligible to incorporate by reference into the Registration Statement, it has included a section entitled “Incorporation by Reference of Certain Documents,” and in connection with its incorporation by reference of certain information from other documents filed with the Commission, the Company has removed the sections in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management—Corporate Governance,” “Executive and Director Compensation” and “Changes in Registrant’s Certifying Accountant,” as well as the F-pages.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

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U.S. Securities and Exchange Commission Page 2

DRS Form F-1 Submitted July 24, 2020

Summary, page 1

1.	We refer to prior comment 1 and note that we may have further comment once you present the revised Summary disclosure on page 1 concerning the reasons for the BLA resubmission.

The Company acknowledges the Staff’s comment and confirms that it has revised the disclosure on both pages 1 and 70 of the Registration Statement per the Staff’s prior comment 1.

Financial Statements

Audit Report, page F-1

2.

Given that an individual accountant’s CPA permit number is disclosed in the independent registered accountants’ reports, please tell us how you considered whether the individual accountant is required to file a consent.

The Company respectfully advises the Staff that pursuant to previous discussions with the Staff, the Company has removed the individual accountants’ CPA permit numbers from the Registration Statement.

*   *   *   *

Please direct any questions or comments with any questions for further comments regarding our response to the Staff’s comments to either the undersigned at (202) 728-7096, Divakar Gupta at (212) 479-6474 or Richard Segal at (617) 937-2332.

Sincerely, /s/ Jaime L. Chase Jaime L. Chase

Enclosure

cc:	Marie Iskra, Liminal BioSciences Inc. Murielle Lortie, Liminal BioSciences Inc. Divakar Gupta, Cooley LLP Richard Segal, Cooley LLP

Cooley LLP   1299 Pennsylvania Avenue NW   Suite 700   Washington, DC   20004-2400
t: (202) 842-7800  f: (202) 842-7899  cooley.com